Mail Stop 3561

May 4, 2006

Via U.S. Mail

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 18538

Re: Navios Maritime Holdings Inc.
**   Amendment No. 2 to Registration Statement on Form F-1**
**   Filed on April 5, 2006**
**   File No. 333-129382**

Dear Mr. Frangou,

        We have reviewed your responses to the comments in our letter dated December 22, 2005 and have the following additional comments.

General

1. We note disclosure in the summary and elsewhere in the prospectus stating that your vessel purchase agreement was "concluded" on December 19, 2005. Please revise to clarify whether the agreement was signed and/or closed on that date and file the agreement as an exhibit to the registration statement.

2. As a follow-up to the comment above, we note from your December 22, 2005 press release that the shares issued in connection with the vessel purchase agreement were issued at $5.85 per share. However, your disclosure in the filing is inconsistent with your press release. Please revise to clarify why the share price changed and why the shares were issued at different prices.

Prospectus Summary, page 1

3. Please provide support for your statement that Navios is one of the leaders in seaborne shipping.

Summary Consolidated Financial Data, page 6
Selected Consolidated Financial Data, page 22

4. We note that certain pro forma amounts and basic and diluted amounts (specifically G&A expense, interest expense and other expense, net income, and basic and diluted earnings per share) for the year ended December 31, 2005 on pages 6 and 22 do not agree to the unaudited pro forma consolidated statement of operations on page 77. Please reconcile and revise the disclosures.

Operating and Financial Review and Prospects, page 25
Liquidity and Capital Resources, page 40
Cash provided by operating activities for the combined year ended December 31, 2005 as compared to the year ended December 31, 2004, page 41

5. Refer to the third paragraph of this section. Please tell us where you have derived the accounts receivable balances at December 31, 2005 and 2004 of $14.1 million and $17.5 million, respectively, as per the balance sheet on page F-4, the amounts are $13.7 and $15.2, respectively. Please reconcile and revise these disclosures.

6. Expand your disclosure to better explain the business reasons underlying the drop in revenues between 2004 and 2005. For example, while we note that a portion of this decrease was attributable to "redelivery of chartered-in vessels during 2005," it is not clear why such redelivery occurred or whether it will occur in the future. Similarly expand your disclosure regarding the decrease in FFA income.

Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2005, page 77

7. Refer to footnote (c). We note that the part of this entry related to interest income of $2,864 in your prior amendment related to the elimination of interest income earned by ISE on funds held for acquisition purposes. However, a footnote explaining the nature of this adjustment has not been included in this amendment. Please revise to include a footnote explaining the nature of this adjustment.

8. We refer to your response to our prior comment 7 and footnote (d). Although now expanded, we are still unable to determine how the pro forma adjustments to depreciation and amortization expense for the year ended December 31, 2005 were calculated or determined. Please provide us with detailed calculations explaining how these adjustments were determined.

9. We note your revised pro forma adjustment (e). You disclose that the adjustment represents the interest expense for the period as if the $412 million were outstanding at January 1, plus the amortization of deferred debt service costs for the period. Please provide us with the calculation of the pro forma debt service cost amortization and revise

to explain in further detail how this portion of the adjustment was determined. Also, please separately disclose the amount of interest and debt service cost amortization in footnote (e).

10. Please revise footnote (g) to explain in further detail how the pro forma weighted average number of shares used to compute basic earnings per share was calculated or determined.

Share Ownership of Executive Officers, Directors and Major Shareholders, page 84

11. We note that you "believe" that the persons listed in the table each have sole voting and investment power. Please confirm that each person possesses sole voting and investment power or state the basis for your beliefs (e.g., Form 13-D).

Related Party Transactions, page 85

12. We note that the vessel acquisitions and the Greece lease agreements were entered into with related parties. Please add disclosure addressing whether the terms of these transactions were the same as could be expected in arms length transactions.

Navios Maritime Holdings Inc. Financial Statements
Consolidated Statements of Cash Flow, page F-6

13. Please refer to prior comment 12. It appears from note 11 that the debt acquired by ISE to purchase Navios was refinanced on December 21, 2005. The successor Navios received $435 million to restructure the previous credit facility incurred by ISE and $106 million to finance the acquisition of new vessels. Please tell us why the $435 million of proceeds and related repayment of previous debt is not reflected in the financing section if Navios the successor assumed this debt as a part of the acquisition.

14. We note the line item "Deferred financing costs" in the financing activities section. Please note that paragraph 28 of SFAS 95 requires adjustment from net income to remove the effect of all deferral of past operating cash payments in determining net cash flow from operating activity. As these payments represent a deferral of a past operating cash payment and do not meet the definition of a cash outflow for a financing activity (i.e., principal payments or repayment of amounts borrowed) as outlined in paragraph 20 of SFAS 95, this should be treated as a reconciling within operating activities on the consolidated statement of cash flow. Please revise.

15. Please revise to reflect deferred dry dock and special survey costs as cash flows from operating activities. In this regard, had the company chosen to use the direct expense method of accounting for these costs, the related cash flows would be included in cash flows from operations. Since we do not believe the method chosen to account for these costs should impact their classification in the statements of cash flows, we believe that the amounts paid and capitalized should also be reflected as cash flows from operating activities.

Consolidated Statements of Stockholders' Equity, page F-8

16. Your current presentation of the "pushdown of purchase accounting" and the "downstream merger" in your statement of stockholders' equity is unclear. Please revise to include separate line items reflecting the elimination of all of Navios' historical stockholders' equity, the recognition of any purchase accounting adjustments for the Navios acquisition, and the subsequent downstream merger transaction. The revised amounts in your consolidated statement of stockholders' equity should agree to the amounts included in the columnar analysis of the transaction provided in Note 3 on page F-21. See also our related comment with respect to Note 3 outlined below.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9
(o) Deferred Financing Costs, page F-13

17. We note the disclosure indicating that the company refinanced the credit facility obtained on July 12, 2005 during December 2005. We also note that the refinancing was not accounted for in the same manner as a debt extinguishment. Based on the disclosures provided in Note 11, which indicate that the company borrowed $649 million under the new credit facility versus the $514.4 million borrowed under its previous facility, we are unclear as to why the refinancing was not accounted for as a debt extinguishment since it appears that cash flows under the terms of the old and new credit facilities differed by more than 10%. Please advise or revise as appropriate. Refer to the guidance outlined in EITF 96-19.

Note 3. Acquisition/Reincorporation, page F-20

18. Please revise your note to include a purchase price allocation that clearly states the cost of the entity acquired and that shows how the cost was allocated to assets acquired and liabilities assumed. We would expect to see a detailed account, including specific asset and liability line items, where the $594 million plus $14.2 million of costs were assigned. Although these amounts are in your balance sheet on page F-21, it is unclear how the entire purchase price was allocated since you have shown a combined presentation of the acquisition and subsequent downstream merger. In lieu of your current presentation, please revise to separately show the effects of the acquisition transaction and the subsequent downstream merger. Refer to the requirement of paragraph 51(e) of SFAS No. 141.

Note 7. Vessels, Port Terminal, and Other Fixed Assets, page F-25

19. Please reconcile for us the $65.1 million drawn from the company's credit facility and the $8.5 million paid from available cash with the $110.8 million on the cash flow statement for "Acquisition of vessels." Your disclosure on page F-26 indicates that only the cash

portion is reported in the statement of cash flows. Tell us what purchases make up the remaining amount recorded in the investing section.

Other

20. Please revise the notes to the financial statements to disclose the significant terms of the company's outstanding stock warrants. Refer to the requirements of Rule 4-08(i) of Regulation S-X.

Undertakings, page II-5

21. Please update this section to conform with the revised requirements of Item 512 of Regulation S-K.

Form 6-K dated March 22, 2006

22. We note in your 6-K filed March 22, 2006 that you present EBITDA and EBITDA less the effects of you FFAs. In future filings, please provide a reconciliation to the most directly comparable GAAP numbers for BOTH of these non-GAAP measures.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in

declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Kenneth Koch (Mintz Levin)